

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Terry Considine
Chief Executive Officer
Apartment Investment & Management Co.
4582 South Ulster Street Parkway
Denver, CO 80237

> **Re:** **Apartment Investment & Management Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-13232**
>
> **AIMCO Properties LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 000-24497**

Dear Mr. Considine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business Overview, page 3

1. We note your disclosure that you own and operate a broadly diversified portfolio of primarily class "B/B+" assets. In future periodic reports, please explain this rating system in greater detail and include in your explanation whether this system is broadly used in your industry.

<u>Property Operations, page 3</u>

2.   We note your disclosure about average rents at the end of the first paragraph. Please advise us whether free rent periods are factored into this calculation. We may have further comment.

<u>Portfolio Management, page 4</u>

3.   We note your disclosure in the penultimate paragraph in this section regarding your dispositions. In future periodic reports, please provide disclosure regarding the weighted average capitalization rates on your dispositions and acquisitions during the reporting period. Please disclose how you calculate capitalization rates for these purposes.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

4.   In future periodic reports, please provide disclosure regarding rental rate trends on new and renewed leases.

<u>Conventional Real Estate Operations, page 24</u>

5.   We note your definition of same store properties in the first paragraph of this section. In future periodic reports, please describe what you consider to be a "stabilized level" of occupancy and identify any properties that have been removed from the same store pool in the most recent period.

<u>Financing Activities, page 40</u>

<u>Equity Transactions, page 41</u>

6.   We note that your ATM offering program generated $14.4 million in net proceeds. In addition to this information, please also disclose in future periodic reports the gross proceeds or, alternatively, the average price per share.

<u>Financial Statements and Footnotes</u>

<u>Consolidated Statements of Operations, page F-4</u>

7.   We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Variable Interest Entities, page F-9

8.   We note that you deconsolidated partnerships that you hold an average interest of approximately 55%. Please tell us the facts and circumstances that led you to conclude that such entities should be deconsolidated.

Acquisition of Real Estate Assets and Related Depreciation and Amortization, page F-12

9.   We note that the values of the above and below market leases are amortized to rental revenue over the expected remaining terms of the associated leases. Please clarify whether the amortization period relating to below market leases includes the lease renewal period.

Note 4 – Investments in Unconsolidated Real Estate Partnerships, page F-27

10.   We note that you own general partner interests in unconsolidated real estate partnerships. Given that you are the general partner of these partnerships, explain to us how you determined that these entities should not be consolidated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela McHale, Attorney at (202) 551-3402, Michael McTiernan, Associate Director at (202) 551-3852, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accoutant